AFLAC Incorporated Form 10-K

EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share
Years Ended December 31,

	2003	2002	2001	2000	1999

Numerator (in millions):
Basic: net earnings applicable
to common stock	$795	$821	$687	$687	$571
Diluted: net earnings applicable
to common stock	795	821	687	687	571

Denominator (in thousands):
Average outstanding shares used
in the computation of earnings
per share - basic	513,220	517,541	525,098	530,607	531,737

Average outstanding shares used
in the computation of earnings
per share - basic	513,220	517,541	525,098	530,607	531,737
Dilutive effect of stock options	8,918	10,785	12,285	14,299	19,108

Average outstanding shares used
in the computation of earnings
per share - diluted	522,138	528,326	537,383	544,906	550,845

Earnings per share:
Basic	$1.55	$1.59	$1.31	$1.30	$1.07
Diluted	1.52	1.55	1.28	1.26	1.04

EXH 11-1